Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO

SALE AND PURCHASE AGREEMENT

This Amendment No. 1 To sale and PURCHASE agreement (this “Amendment”), dated as of August 4, 2025, is entered into by and between Tapestry, Inc., a Maryland corporation (“Seller”), and Caleres, Inc., a New York corporation (“Purchaser”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, Seller and Purchaser are parties to that certain Sale and Purchase Agreement, dated as of February 16, 2025 (the “Original Purchase Agreement”, and as such may be amended from time to time, including pursuant to this Amendment, the “Purchase Agreement”), pursuant to which Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, the Business on the terms and subject to the conditions set forth therein; and

WHEREAS, pursuant to Section 12.09 of the Original Purchase Agreement, Purchaser and Seller have agreed to amend the Original Purchase Agreement pursuant to this Amendment on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.Dedicated Leases. The leases listed on Exhibit A to this Amendment are hereby added to Schedule A-2 to the Original Purchase Agreement.
2.Asset Sellers. The following entities are hereby deleted from Section 1.01(a) of the Disclosure Schedule to the Purchase Agreement.
SW-Italy LLC
Coach Stores Germany GmbH
Coach Stores Limited
Coach Consulting Dongguan Co. Ltd.
Coach Korea Limited
Coach Stores Australia Pty Ltd.
Coach Netherlands BV
Coach Operations Singapore Pte. Ltd.

3.Unpaid Withholding Taxes. The Original Purchase Agreement is hereby amended by adding a new Section 8.08 to the Original Purchase Agreement as set forth below:

“Section 8.08Unpaid Withholding Taxes. With respect to any cash distribution or dividend made by any Transferred Entity to Seller or any of its Affiliates prior to Closing, such Transferred Entity has withheld or will properly withhold all Taxes required to be withheld with respect thereto. With respect to any such withheld Taxes, for which the due date for remitting such withholding Taxes to the applicable Governmental Authority has not yet occurred as of Closing (an “Unpaid Withholding Tax”), Purchaser shall, after the Closing, (a) cause such Transferred Entity to timely and properly remit such withholding Taxes to the applicable Governmental Authority in accordance with applicable Law and file any and all Tax Returns required to be filed in connection therewith and (b) provide Seller evidence thereof promptly after making such remittance and filings. With respect to any such withheld Taxes, for which the due date for remitting such withholding Taxes to the applicable Governmental Authority is prior to the Closing, Seller shall, or shall cause such Transferred Entity to timely and properly remit such withholding Taxes to the applicable Governmental Authority in accordance with applicable Law and file any and all Tax Returns required to be filed in connection therewith. Notwithstanding anything in this Agreement to the contrary, (i) any Unpaid Withholding Tax shall be included as a current liability of the Business for purposes of calculating Net Working Capital and (ii) for the avoidance of doubt, the obligations of Seller and its Affiliates to cause the Transferred Entities to withhold Taxes and remit payment to the applicable Government Entity under this Section 8.08 shall terminate as of the Closing. For the avoidance of doubt, the foregoing shall not otherwise alter the treatment of any withholding Taxes under the terms of this Agreement.”

4.Certain Business Employees. The parties acknowledge and agree that Seller or one of its Affiliates will make the services of certain Business Employees available to Purchaser or one of its Affiliates pursuant to (i) FINOPS.02 of the CN/HK section of Exhibit A of the Transition Services Agreement dated as of August 4, 2025 by and between Coach Shanghai Limited (蔻驰贸易（上海）有限公司) and Coach Management (Shanghai) Co., Ltd. (蔻驰企业管理（上海）有限公司), on the one hand, and Shanghai Caleres Footwear Co., Ltd., on the other hand (ii) HR.03 and HR.05 of the NA/EU section of Exhibit A of the Transition Services Agreement, and (iii) that certain Agreement for the Loan of Personnel Non-for-Profit (Art. L.8241-2 French Labor Code) (each such employee made available to Recipient under the Employee TSA Arrangements, a “TSA Employee”), in each case in accordance with the terms and conditions of Section 1.12 of the Transition Services Agreement. Seller hereby waives the obligation set forth in Section 7.02 of the Purchase Agreement requiring that Purchaser make offers of employment to such TSA Employees at least 10 Business Days prior to the Closing Date.
5.Miscellaneous Provisions.  Sections 12.02, 12.04, 12.05, 12.06, 12,08, 12.09, 12.10, 12.11, 12.12, 12.13, 12.15 and 12.16 of the Original Purchase Agreement are hereby incorporated by reference, mutatis mutandis.
6.Full Force and Effect.  Each of the parties hereto confirms that this Amendment is intended to be a part of, and shall serve as a valid, written amendment to, the Original Purchase Agreement.  Except as otherwise set forth in this Amendment, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Original Purchase Agreement, which are hereby ratified and affirmed in all respects and shall continue in full force and effect, and this Amendment shall not operate as an extension or waiver by the parties to the Original Purchase Agreement of any other condition, covenant, obligation, right, power or privilege under the Original Purchase Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Amendment has been signed by or on behalf of each of the parties as of the date first above written.

/s/ Jack P. Calandra
PURCHASER:

Caleres, Inc.

	By:	/s/ Jack P. Calandra____________
Name: Jack P. Calandra
Title: Senior Vice President, Chief Financial Officer

[Signature to Amendment No. 1 to Purchase Agreement]

/s
SELLER:

Tapestry, Inc.

	By:	_/s/ David Edward Howard_________
Name: David Edward Howard
Title: General Counsel and Secretary